MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company)
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

July 24, 2006

Item 3:	Press Release

The Press Release was disseminated on July 24, 2006 to the Toronto Stock Exchange, the New York Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema (TSX/AMEX: BGO, AIM: BAU) announces the results of a project development appraisal for the Cerro Casale project. The appraisal conducted by Mine and Quarry Engineering Services Inc. (“Mine Quarry”), analyzed and modified ore processing concepts and updated the estimated operating and capital costs from the 2000 feasibility study completed by Placer Dome Inc. (“Placer”) and updated by Placer in 2004.

All dollar amounts in this report are in US dollars unless otherwise indicated.

Item 5:	Full Description of Material Change

Bema announces the results of a project development appraisal for the 49% owned Cerro Casale project in Chile. The appraisal conducted by Mine Quarry analyzed and modified ore processing concepts and updated the estimated operating and capital costs from the 2000 feasibility study completed by Placer and updated by Placer in 2004.

The base case parameters established for the detailed development appraisal of the Cerro Casale project includes open pit mining, heap leaching of oxide ores at a rate of 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at a rate of 150,000 tonnes per day using two grinding lines, each consisting of one semi-autogenous mill and two ball mills. The open pit operations were redesigned and re-scheduled to optimize the effect of heap leaching the oxide ores.

Based on the updated capital and cash operating cost estimates from the appraisal, as set out below, and base case metal prices of $450 per ounce of gold and $1.50 per pound of copper, the Mine Quarry appraisal has confirmed the previously estimated Cerro Casale proven and probable mineral reserves of 1.035 billion tonnes of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing approximately 23 million ounces of gold and 5.8 billion pounds of copper.

AMEC E&C Services Inc. (“AMEC”) has reviewed the development appraisal prepared by Mine Quarry and is updating the National Instrument 43-101 technical report previously filed on March 24, 2005, supporting disclosure on Cerro Casale’s estimated mineral resources and reserves. AMEC has verified the principal conclusions of the project appraisal prepared by Mine Quarry, with some modifications and these conclusions support the disclosure of revised mineral resource and reserve estimates. The final technical report will be completed and filed on SEDAR by September 7, 2006.

The base case for the project development appraisal (100% basis) requires an initial capital investment estimated at $1.96 billion, generates a projected pre-tax 100% equity internal rate of return (IRR) of 13.1% and a net present value (NPV) of $1.35 billion at a 5% discount rate and projects a cash operating cost (net of copper and silver credits) of $107 per ounce of gold. The mine life is projected at 17 years with a payback period of 4.9 years. Assuming a gold price of $500 per ounce of gold and a copper price of $1.25 per pound, the projected pre-tax 100% equity IRR is 12.8%, the NPV is $1.26 billion at a 5% discount rate and the cash operating cost (net of copper and silver credits) is $166 per ounce of gold with a payback period of 5 years. Average gold production is projected at 990,000 ounces per year and copper production at 294 million pounds per year. Total metal production for the project is estimated to be 16.9 million ounces of gold, 5 billion pounds of copper and 28.5 million ounces of silver.

The foregoing represents a projection which may not be borne out in actual operations.

The following sensitivity cost matrix examines the projected cash costs and economics of Cerro Casale at various metal prices:

Copper ($/pound)	Economic Factors	Units	Gold Price ($/oz-Au)
			400	425	450	475	500	525	550
1.00	NPV 5% IRR Cash Cost Payback	M$ % $/oz-Au Years	($297) 2.8% $224 14.1	($51) 4.6% $224 10.2	$194 6.4% $224 8.6	$439 8.0% $224 7.6	$684 9.5% $224 6.9	$930 11.0% $224 6.0	$1,175 12.4% $224 5.0
1.25	NPV 5% IRR Cash Cost Payback	M$ % $/oz-Au Years	$281 6.9% $166 8.2	$526 8.5% $166 7.4	$771 10.0% $166 6.7	$1,016 11.4% $166 5.8	$1,262 12.8% $166 5.0	$1,507 14.1% $166 4.7	$1,752 15.4% $166 4.4
1.50	NPV 5% IRR Cash Cost Payback	M$ % $/oz-Au Years	$858 10.4% $107 6.5	$1,103 11.8% $107 5.6	$1,348 13.1% $107 4.9	$1,594 14.4% $107 4.7	$1,839 15.7% $107 4.4	$2,084 16.9% $107 4.2	$2,329 18.1% $107 4.0
1.75	NPV 5% IRR Cash Cost Payback	M$ % $/oz-Au Years	$1,435 13.4% $48 4.9	$1,680 14.7% $48 4.7	$1,926 15.9% $48 4.4	$2,171 17.1% $48 4.2	$2,416 18.3% $48 4.0	$2,661 19.5% $48 3.8	$2,907 20.6% $48 3.5
2.00	NPV 5% IRR Cash Cost Payback	M$ % $/oz-Au Years	$2,012 16.2% ($11) 4.4	$2,257 17.4% ($11) 4.2	$2,503 18.5% ($11) 4.0	$2,748 19.7% ($11) 3.8	$2,993 20.8% ($11) 3.6	$3,238 21.9% ($11) 3.4	$3,484 23.0% ($11) 3.2
2.25	NPV 5% IRR Cash Cost Payback	M$ % $/oz-Au Years	$2,589 18.7% ($69) 4.0	$2,835 19.9% ($69) 3.8	$3,080 21.0% ($69) 3.6	$3,325 22.0% ($69) 3.4	$3,570 23.1% ($69) 3.2	$3,816 24.1% ($69) 3.0	$4,061 25.2% ($69) 2.9
2.50	NPV 5% IRR Cash Cost Payback	M$ % $/oz-Au Years	$3,167 21.1% ($128) 3.6	$3,412 22.2% ($128) 3.4	$3,657 23.2% ($128) 3.2	$3,902 24.3% ($128) 3.0	$4,148 25.3% ($128) 2.9	$4,393 26.3% ($128) 2.8	$4,638 27.3% ($128) 2.6

* Base case is highlighted.

This projected economic analysis excludes taxes, working capital, royalties and financing costs at this time. Unit operating costs per ounce of gold were calculated using copper (at various prices per pound) and silver ($7.50 per ounce) revenues as a credit against operating costs. AMEC applied increased operating costs and capital costs (including an amount for working capital) in a sensitivity analysis and determined that mineral reserves and mineral resources as estimated by Mine Quarry are supportable.

The concept of heap leaching the oxide ores commencing over one year prior to the start-up of milling has significantly improved the project economics. This effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and eliminates the need to blend the oxide ores with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades. As a result, the early production years of the project are expected to be significantly improved. Heap leach processing the oxide ores was briefly considered by Placer during the original 2000 feasibility study but was not pursued because the better economic case for the project was to mill all of the ore types given the capital and operating costs at that time.

Sulphide copper concentrate will be produced and shipped off site for smelting and refining. Dore bars will be produced on site by heap leaching the oxide ore and cyanide leaching the cleaner tails.

Methodology used in estimating mineral reserves and mineral resources was consistent with the methodology used for the original 2000 feasibility study, as discussed by AMEC in the March 24, 2005 technical report available on SEDAR.

Larry Smith, Manager of Mining and Metals Consulting for AMEC, is the Qualified Person that is supervising the preparation of the updated NI 43-101 Technical Report being prepared in support of the new estimate of project mineral resources and reserves.

Bema intends to enter into discussions with major mining companies regarding potential partnerships for the development of Cerro Casale.

Item 6:
Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of August, 2006.